FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1               Name and Address of Company

Tahoe Resources Inc. (“Tahoe” or the “Company”)
5310 Kietzke Lane, Suite 200
Reno, Nevada
89511

Item 2               Date of Material Change

February 16, 2018

Item 3               News Release

A news release was disseminated on February 20, 2018, through the facilities of Canada Newswire and subsequently filed on SEDAR.

Item 4 Summary of Material Change

On February 20, 2018, Tahoe announced that the Company entered into an amended revolving credit facility with its bank syndicate on February 16, 2018.

Item 5               Full Description of Material Change

On February 20, 2018, Tahoe announced that the Company entered into an amended revolving credit facility with its bank syndicate on February 16, 2018. The Company now has access to a $175 million revolving credit facility plus a $25 million accordion feature, for total access of $200 million in capital. The revised facility replaces its previous facility entered into on July 18, 2017 and will mature on July 19, 2021. This facility is structured on the strength of Tahoe’s gold business alone, and access to the facility does not rely on, nor have covenants related to, the operation of Escobal.

The Bank of Nova Scotia (“Scotia”) and HSBC Securities (USA) Inc. acted as Co-Lead Arrangers and Joint Bookrunners on the facility, and Scotia acted as Administrative Agent. In addition, the bank syndicate also includes Bank of Montreal, Royal Bank of Canada, Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank and National Bank of Canada.

Item 5.2            Disclosure for Restructuring Transactions

Not applicable.

Item 6               Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7               Omitted Information

Not applicable.

Item 8               Executive Officer

Cassandra Joseph
Associate General Counsel & VP Corporate Secretary
Telephone: (775) 448-5800

Item 9               Date of Report

February 23, 2018